February 9, 2018

VIA EDGAR AND OVERNIGHT COURIER

Mr. Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3030

Washington, DC 20549

Re:	Esterline Technologies Corporation
Form 10-K for the Fiscal Year Ended September 29, 2017
Filed November 21, 2017
Form 8-K dated November 9, 2017
File No. 001-06357

Dear Mr. James:

This letter sets forth the responses of Esterline Technologies Corporation (the “Company”) to the comments of the Securities and Exchange Commission staff (the “Staff”) relating to the Company’s Annual Report on Form 10-K for fiscal year ended September 29, 2017 (the “Form 10-K”), contained in your letter dated January 31, 2018 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter. For ease of reference, we have excerpted the Staff’s comments below.

Form 10-K for the Fiscal Year Ended September 29, 2017

Item 6. Selected Financial Data, page 20

Comment 1

1.	Your reconciliation of EBITDA to Operating earnings from continuing operations does not appear to be consistent with Question 103.02 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures which indicates that operating income would not be considered the most directly comparable GAAP financial measure because EBITDA makes adjustments for items that are not included in operating income. Please revise your presentations in future filings to comply. This comment also applies to your earnings releases.

Mr. Martin James

U.S. Securities and Exchange Commission

February 9, 2018

Response to Comment 1

We will reconcile EBITDA to net earnings in future filings as presented in the statement of operations under GAAP.

Form 8-K dated November 9, 2017

Exhibit 99.1

Comment 2

2.	We note that you eliminate compliance costs when calculating non-GAAP adjusted earnings from continuing operations. In future earnings releases please provide a clear description of these compliance costs and explain why these costs are not normal recurring cash operating expenses necessary to operate your business. Please refer to Question 100.01 of Compliance and Disclosure Interpretations Non-GAAP Financial Measures.

Response to Comment 2

As explained in our 2017 Form 10-K, on March 5, 2014, the Company entered into a Consent Agreement with the U.S. Department of State’s Directorate of Defense Trade Controls Office of Defense Trade Controls Compliance (DTCC) to resolve alleged International Traffic in Arms Regulations (ITAR) civil violations. The Consent Agreement had a three year-year term and provided for (i) a payment of $20 million, $10 million of which was suspended and eligible for offset credit based on verified expenditures for past and future remedial compliance measures, (ii) the appointment of an external Special Compliance Official to oversee compliance with the Consent Agreement and ITAR; (iii) two external audits of the Company’s ITAR compliance program; and (iv) continued implementation of ongoing remedial compliance measures and additional remedial compliance measures related to automated systems and ITAR compliance policies, procedures and training. The fiscal 2017 compliance expenses related to the Special Compliance Officer, the external audit, and remedial actions and implementation of polices were not normal cash operating expenses necessary to operate our business. The Consent Agreement was closed in the fourth quarter of fiscal 2017 and compliances costs incurred in fiscal 2018 are considered normal recurring cash operating expenses. Accordingly, we will not include these expenses in calculating non-GAAP adjusted earnings from continuing operations for fiscal 2018. We will include compliance costs in our non-GAAP adjusted earnings from continuing operations for fiscal 2017 and provide a clear description of these compliance costs and why these costs are not normal recurring cash operation expenses.

Mr. Martin James

U.S. Securities and Exchange Commission

February 9, 2018

Comment 3

3.	We note that you presented the non-GAAP measure called free cash flow but you did not identify the measure as non-GAAP, provide a clear description of how the measure is calculated, and include the reconciliation to the most directly comparable GAAP measure as required by Item 10(e)(1) of Regulation S-K and Question 102.07 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your future filings to comply with this guidance.

Response to Comment 3

In future filings we will provide a clear description of how the non-GAAP measure called free cash flow is calculated, and include the reconciliation to the most directly comparable GAAP measure as required by Item 10(e)(1) of Regulation S-K and Question 102.07 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

If you have any further comments or questions regarding this letter, please contact the undersigned at (425) 453-9400.

Very truly yours,

/s/ Stephen M. Nolan
Stephen M. Nolan
Executive Vice President and Chief Financial Officer

cc:	U.S. Securities and Exchange Commission (Julie Sherman)

Curtis C. Reusser, Chairman, President & Chief Executive Officer, Esterline Technologies Corporation

Perkins Coie LLP (Andrew Bor)

Ernst & Young LLP (Kathy Smith)